UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q    [ ] Form N-SAR

                        For Period Ended: September 30, 1997

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition report on form N-SAR

      For the Transition Period Ended: ______________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FOR. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
            USR Industries, Inc.

      Former Name if Applicable:
            N/A

      Address of Principal Executive Office (Street and Number):
            550 Post Oak Boulevard, Suite 545

      City, State and Zip code
            Houston, Texas 77027

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PART II - RULES 12B-25 (B) and (C)
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
If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on
[x] or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                              USR INDUSTRIES, INC.
            550 POST OAK BOULEVARD / SUITE 525 / HOUSTON, TEXAS 77027
                                       -
                                  713-622-9171


                                                               November 13, 1997


Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549
Attention: Documents Control

Re:   USR Industries, Inc.
      Report on Form 10-Q for
      Quarter Ended September 30, 1997

Dear Ladies and Gentlemen:

Enclosed please find Form 12b-25 Notification of Late Filing by USR Industries, Inc. (the "Company") of its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

The Company is in the process of negotiating a possible "global settlement" intended to resolve long-standing environmental litigation matters stemming from the era of World War I, in which substantial claims have been asserted by plaintiffs including the Nuclear Regulatory Commission and the EPA. The financial position of the Company remains adversely affected by this matter.

The Company is in the process of bringing current all filings of periodic reports required under Sections 13 and 15(D) of the Securities and Exchange Act of 1934. However, to do so to meet the November 14, 1997 deadline would result in unreasonable effort and expense in light of the Company's current financial condition.

Very truly yours,

/s/ Ralph T. McElvenny, Jr.
Ralph T. McElvenny, Jr.
For: USR Industries, Inc.
Authorized Person

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PART IV - OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification

      Ralph T. McElvenny, Jr.     713                       622-9171
      (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 [ ] Yes [X] No

                              USR Industries, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13,1997                 By /s/ RALPH T.McELVENNY, JR.
                                              Authorized Person

INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other dully authorized respresentative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulation under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.